FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 4, 2017

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__      Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____      No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-203157 and 333-203157-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

THE ROYAL BANK OF SCOTLAND GROUP PLC

Redemption of Non-Cumulative Dollar and Sterling Preference Shares

4 August 2017

The Royal Bank of Scotland Group plc (“RBSG”) has given notice to holders of the redemption of certain series of Non-Cumulative Dollar and Sterling Preference Shares (together, the “Preference Shares”) listed below.

The Preference Shares will cease to accrue dividends and shall be cancelled and all unmatured dividend coupons and talons (if any) shall become void for any purpose, as from the relevant redemption date.

The Series F ADSs, the Series H ADSs and the Series L ADSs will cease to trade on the New York Stock Exchange from the Series F Preference Shares Redemption Date, the Series H Preference Shares Redemption Date and the Series L Preference Shares Redemption Date, respectively. An application will be made to the U.K. Financial Conduct Authority, in its capacity as the U.K. Listing Authority, to cancel the listings of the Series 1 Dollar Preference Shares and the Sterling Preference Shares on the Official List of the U.K. Listing Authority. An application will also be made to the London Stock Exchange for the cancellation of the trading in the Series 1 Dollar Preference Shares and the Sterling Preference Shares on the London Stock Exchange’s main market for listed securities.

The redemption amount with respect to each series of Preference Shares shall be paid out of distributable reserves of RBSG. Approximately £0.95 billion (equivalent) of the Preference Shares are expected to be redeemed, reducing RBSG’s retained earnings and distributable items by approximately £0.95 billion.

Redemption of USD Preference Shares

(i)	Redemption on 4 September 2017 (the “Series F Preference Shares Redemption Date”), in whole, of the Non-cumulative USD Preference Shares Series F (ADS CUSIP: 780097804 ADS ISIN: US7800978048), amount outstanding US$156,385,200.00 (the “Series F Preference Shares”) and the corresponding series of American Depositary Shares (“Series F ADSs”), at the redemption price of US$25.00 per Series F Preference Share and per Series F ADS, plus accrued dividends for the current dividend period to, and including, the Series F Preference Shares Redemption Date, which dividend shall equal $0.377778 per Series F Preference Share;

(ii)	Redemption on 4 September 2017 (the “Series H Preference Shares Redemption Date”, in whole, of the Non-cumulative USD Preference Shares Series H (ADS CUSIP: 780097879; ADS ISIN: US7800978790), amount outstanding US$242,191,350.00 (the “Series H Preference Shares”) and the corresponding series of American Depositary Shares (“Series H ADSs”), at the redemption price of US$25.00 per Series H Preference Share and per Series H ADS, plus accrued dividends for the current dividend period to, and including, the Series H Preference Shares Redemption Date, which dividend shall equal $0.322222 per Series H Preference Share;

(iii)	Redemption on 4 September 2017 (the “Series L Preference Shares Redemption Date”), in whole, of the Non-cumulative USD Preference Shares Series L (ADS CUSIP: 780097788; ADS ISIN: US7800977883), amount outstanding US$750,696,925.00 (the “Series L Preference shares”) and the corresponding series of American Depositary Shares (“Series L ADSs”), at the redemption price of US$25.00 per Series L Preference Share and per Series L ADS, plus accrued dividends for the current dividend period to, and including, the Series L Preference Shares Redemption Date, which dividend shall equal $0.255556 per Series L Preference Share; and

(iv)	Redemption on 3 December 2017 (the “Series 1 Dollar Preference Shares Redemption Date” and, each of the Series F Preference Shares Redemption Date, the Series H Preference Shares Redemption Date, the Series H Preference Shares Redemption Date and the Series 1 Dollar Preference Shares Redemption Date, a “Dollar Preference

Shares Redemption Date”), in whole, of the Non-cumulative Series 1 Dollar Preference Shares (ADS CUSIP: 780097AE1; ADS ISIN: US780097AE13), amount outstanding US$64,772,000.00 (the “Series 1 Dollar Preference Shares”, and together with the Series F Preference Shares, the Series H Preference Shares and the Series L Preference Shares, the “Dollar Preference Shares”) and the corresponding series of American Depositary Shares (“Series 1 ADSs”, and together with the Series F ADSs, the Series H ADSs and the Series L ADSs, the “ADSs”), at the redemption price of US$1,000.00 per Series 1 Dollar Preference Share and USD$1.00 per Series 1 ADS plus accrued dividends for the current dividend period to, and including, the Series 1 Dollar Preference Shares Redemption Date, which dividend shall equal $15.956500 per Series 1 Dollar Preference Share and US$ 0.0159565 per Series 1 ADS.

On the relevant Dollar Preference Shares Redemption Date, the depositary for the American depositary receipts evidencing the ADSs will redeem the number of ADSs corresponding to the relevant Dollar Preference Shares being redeemed at a price per ADS equal to the per share amount received by the depositary upon redemption of the relevant USD Preference Shares (which in the case of the Series 1 Dollar Preference Shares will be multiplied by 0.001, which is the fraction of a Series 1 Dollar Preference Share represented by each Series 1 ADS). As from the relevant Dollar Preference Shares Redemption Date, the holders of the ADSs representing each series of Dollar Preference Shares will, upon surrender of the ADSs, be entitled to receive funds deposited with The Bank of New York Mellon as depositary with respect to the Dollar Preference Shares of that series, without interest.

Holders of the ADSs should read the notice relating to the redemption of the relevant series of Dollar Preference Shares and Letter of Transmittal included in such notice for information on the actions that they need to undertake to receive the redemption proceeds.

Redemption of Sterling Preference Shares

Redemption on 3 December 2017 (the “Sterling Preference Shares Redemption Date”), in whole, of the Non-cumulative Sterling Preference Shares Series 1 (ADS ISIN: XS0121856859), amount outstanding £14,866,000.00 (the “Sterling Preference Shares”), at the redemption price of £1,000.00 per Sterling Preference Share, plus accrued dividends for the current dividend period to, and including, the Sterling Preference Shares Redemption Date, which dividend shall equal £68.329750 per Sterling Preference Share.

For further information and copies of the notices and Letters of Transmittal (in respect of the Dollar Preference Shares), please contact:

In relation to the Dollar Preference Shares, The Bank of New York Mellon (depositary) at telephone number 1 866 241 9317; international callers may telephone +001 201 680 6825.

The Royal Bank of Scotland Group plc:

RBS Investor Relations

Matthew Richardson

Head of Debt Investor Relations

Tel: +44 (0) 20 7678 1800

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements that include the words "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK 2016 Annual Report and Accounts (ARA) and its interim results for the six-months ended 30 June 2017 and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this announcement speak only as of the date of this document and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

Date:	August 4, 2017	By:	/s/ Mark Stevens
Name: Mark Stevens
Title: Assistant Secretary